

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2012

Via E-mail
Nathaniel Bradley
President and Chief Executive Officer
AudioEye, Inc.
9070 S. Rita Rd Suite 1450
Tuscon, Arizona 85747

> **Re: AudioEye, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed October 1, 2012**
> **File No. 333-177463**

Dear Mr. Bradley:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

AudioEye Unaudited Condensed Consolidated Pro Forma Financial Statements, page 35

1.   We note your response to comment eight and nine in our letter dated February 29, 2012. Please revise your disclosure on page 35 consistent with your response to each of the referenced comments. In addition, please tell us how you determined that the fair value of patents acquired was equal to the book value (i.e., $0).

2.   Please include a footnote showing the calculation and allocation of the purchase price (including the value assigned to non-cash portions). Also, given the materiality of goodwill recognized, disclose a qualitative description of the factors that make up the goodwill recognized, such as intangible assets that do not qualify for separate recognition, and why patents acquired have not been separately recognized.

Experts, page 64

3.   We note your disclosure that the unaudited financial statements of AE as of June 30, 2012 and 2011, and for the six months then ended, have been incorporated in the prospectus in reliance on the consent and audit report of MaloneBailey, LLP, which implies that that interim financial statements have been reviewed by MaloneBailey, LLP. Please tell us how you considered Rule 8-03 of Regulation S-X as it relates to the requirements of filing the report of the accountants on the review of the interim financial statements.

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

4.   We note that the accountants' consent refers to September 28, 2012 as the date of the audit report, which is inconsistent with the date of the audit report (October 1, 2012) on page 40. Please revise as appropriate to correct this apparent conflict.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jorge Bonilla, Staff Accountant, at (202) 551-3414 or Jonathan Wiggins, Accounting Reviewer, at (202) 551-3694 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3852 with any other questions.

Sincerely,

/s/ Michael McTiernan

Assistant Director
Michael McTiernan